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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*

                           Wit SoundView Group, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   455907105
--------------------------------------------------------------------------------
                                (CUSIP Number)


                             Christos M. Cotsakos
               Chairman of the Board and Chief Executive Officer
                              E*TRADE Group, Inc.
                              4500 Bohannon Drive
                         Menlo Park, California 94025

                                with a copy to:
                              Curtis L. Mo, Esq.
                        Brobeck, Phleger & Harrison LLP
                             Two Embarcadero Place
                                2200 Geng Road
                          Palo Alto, California 94303
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               October 16, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 455907105

------------------------------------------------------------------------------
      Names of Reporting Persons.
 1    I.R.S. Identification Nos. of above persons (entities only)

          E*TRADE Group, Inc.; FEIN 94-2844166
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      Sec Use only
 3

------------------------------------------------------------------------------
      Source of funds (See Instructions)
 4
      00
------------------------------------------------------------------------------
      Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      Delaware
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     NUMBER OF            14,006,405

      SHARES       -----------------------------------------------------------
                          Shared Voting Power
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               Sole Dispositive Power
                     9
    REPORTING             14,006,405

      PERSON       -----------------------------------------------------------
                          Shared Dispositive Power
       WITH          10
                          0
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11
      14,006,405

------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12.
      (See Instructions) [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13.
      12.53%(1)
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      CO
------------------------------------------------------------------------------

(1) Based on 112,281,378 shares of common stock of the Issuer, which represents 78,856,516 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2000, plus 31,068,221 shares issued in connection with the transactions related to the acquisition of E*OFFERING Corp. by the Issuer, plus 2,356,641 shares not outstanding which are subject to warrants held by E*TRADE.

ITEM 1.   SECURITY AND ISSUER.

          The title of the class of equity securities of Wit SoundView Group, Inc., a Delaware corporation (the "Issuer"), to which this Schedule 13D relates is common stock, $0.01 par value per share (the "Wit Common Stock"). The address of the principal executive offices of the Issuer is 826 Broadway, Seventh Floor, New York, New York 10003.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) - (c) and (f) This Schedule 13D is filed by E*TRADE Group, Inc., a Delaware corporation ("E*TRADE"). E*TRADE, through its wholly-owned subsidiaries, E*TRADE Securities, Inc., TIR (Holdings) Limited and Telebanc Financial Corporation, is a leading provider of online brokerage and banking services and has established a popular, branded destination Web site for self-directed investors. The address of the principal executive offices of E*TRADE is 4500 Bohannon Drive, Menlo Park, California 94025.

          Set forth on Schedule A to this Schedule 13D is the name of each of the directors and executive officers of E*TRADE, their present principal occupation or employment, including the name and address of any corporation or other organization in which such employment is conducted, as of the date hereof to E*TRADE's knowledge. All of the directors and executive officers of E*TRADE named in Schedule A to the
          Schedule 13D are citizens of the United States, except (i) Masayoshi Son, who is a citizen of Japan; (ii) Brigitte VanBaelen, who is a citizen of Belgium; (iii) George Hayter, who is a citizen of the United Kingdom; and (iv) Leonard Purkis, who is a citizen of both the United States and the United Kingdom.

          (d) - (e) Neither E*TRADE nor, to E*TRADE's best knowledge, any person named on Schedule A to this Schedule 13D, is required to disclose legal proceedings pursuant to Items 2(d) or 2(e) of this Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On October 10, 2000 E*TRADE purchased 300,000 shares of the Issuer in an open market transaction. The consideration for the purchase was $1,885,770 paid by E*TRADE from cash on hand. On October 16, 2000 the Issuer completed the acquisition of E*OFFERING Corp. ("E*OFFERING"), a California corporation in which E*TRADE held a minority interest. The acquisition was effected pursuant to an Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, Wit SoundView Corporation ("Merger Sub"), a wholly owned subsidiary of the Issuer and E*OFFERING, in which E*OFFERING merged with and into Merger Sub. The description contained in this Schedule 13D of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement and the Amendment Agreement, copies of which are attached to this Schedule 13D as Exhibits 2.1 and 2.2. As a result of the merger, 2,646,562 shares of Wit Common Stock were issued to E*TRADE in exchange for 2,500,000 shares of E*OFFERING Series B Preferred Stock held by E*TRADE and 1,477,254 shares of Wit Common Stock were issued to E*TRADE in exchange for 1,436,253 shares of E*OFFERING Series C Preferred Stock held by E*TRADE. In addition, warrants held by E*TRADE to purchase 3,525,894 shares of E*OFFERING common stock were assumed by Wit pursuant to the Merger Agreement and automatically converted into the right to purchase 2,356,641 shares of Wit Common Stock, with the exercise price for the warrants modified to take into account the exchange ratio specified in the Merger Agreement. In connection with the merger, the Issuer and E*TRADE entered into certain other collateral arrangements, as more fully described in Item 6 below, pursuant to which E*TRADE acquired beneficial ownership in additional shares of Wit Common Stock as follows: 4,025,948 shares of Wit Common Stock were issued to E*TRADE as consideration for E*TRADE entering into a strategic alliance agreement with the Issuer, and 2,000,000 shares of Wit Common Stock were issued to E*TRADE in connection with a stock purchase agreement between the Issuer and E*TRADE as consideration for $20,500,000 in cash paid by E*TRADE from cash on hand. Finally, 1,200,000 shares of Wit Common Stock were issued to E*TRADE in connection with a share allocation and escrow participation agreement between E*TRADE and certain major shareholders of E*OFFERING, as consideration for E*TRADE's agreement to amend and restate the strategic alliance agreement.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          (a) - (b) The purpose of the acquisition of securities of the Issuer is the consummation of the merger of E*OFFERING with and into Merger Sub, pursuant to the Merger Agreement, and the related transactions between the parties as more fully described in Item 6 below, including the strategic alliance between E*TRADE and the Issuer and the purchase by E*TRADE of 2,000,000 shares of Wit Common Stock. The parties believe that the merger will result in a combined company that will be able to offer its investment banking services to a broader variety of issuers and that it should be able to receive increased share allotments in underwriter offerings in which it participates. The purpose of the open-market purchase of the 300,000 shares was for general investment purposes.

          (c)  Not applicable.

          (d) Christos Cotsakos, Chairman and Chief Executive Officer of E*TRADE will join the board of directors of the Issuer as a consequence of the merger and the related transactions.

          (e) None, other than a change in the number of outstanding shares of Wit Common Stock as contemplated by the Merger Agreement and the related transactions.

          (f)  None.

          (g)  Not applicable.

          (h)  Not applicable.

          (i) E*TRADE has agreed, pursuant to a Standstill Agreement dated May 15, 2000, by and between E*TRADE and the Issuer, for a period of six years and six months after the completion of the merger, not to (i) acquire or beneficially own an aggregate of 19.9% or more of any class of voting securities of the Issuer; (ii) make, or in any way participate in, any solicitation of proxies or become a participant in any election contest of the Issuer; or (iii) acquire, or offer to acquire, all or a substantial portion of the assets of the Issuer.

          (j) Other than as described above, E*TRADE currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) - (b) As a result of the transactions described in Item 3, E*TRADE currently holds beneficial ownership in an aggregate of 14,006,405 shares of Wit Common Stock, representing approximately 12.53% of the Issuer's outstanding Common Stock. E*TRADE has sole power to vote or direct the vote of 14,006,405 shares; shared power to vote or direct the vote of 0 shares; sole power to dispose or direct the disposition of 14,006,405 shares; and shared power to dispose or direct the disposition of 0 shares.

          Schedule A to this Schedule 13D sets forth the beneficial ownership interest in securities of the Issuer held by E*TRADE's executive officers and directors.

          (c) Except as set forth herein, neither E*TRADE, nor to E*TRADE's knowledge, any of the persons named in Schedule A to this Schedule 13D, has effected any transactions in shares of Wit Common Stock in the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On May 15, 2000, E*TRADE Group, Inc. and the Issuer, entered into a strategic alliance agreement pursuant to which the Issuer and its controlled affiliates have agreed to provide equity and equity derivative securities offered to retail customers in U.S. initial public offerings and follow-on offerings on an exclusive basis to retail customers of E*TRADE and its broker-dealer affiliates. E*TRADE has agreed that the Issuer will be its exclusive provider of securities through such offerings. The exclusivity rights have a three year term, which can be automatically extended upon the satisfaction of certain performance standards by the Issuer. Under the strategic alliance, E*TRADE and the Issuer have agreed to cooperate in joint sales and marketing efforts and to share trading, customer and research products and data. As part of the consideration for the exclusivity rights, the Issuer has agreed to issue to E*TRADE 4,025,948 shares of common stock which are subject to a three-year prohibition on transfer.

          On September 26, 2000, the strategic alliance agreement was amended and restated to provide that the exclusivity provisions under the agreement will last for five years and will not be subject to the satisfaction of any performance standards by the Issuer. The amended and restated strategic alliance agreement also broadens the scope of market making activities, sales and marketing activities, the international alliance provisions and the change of control provisions covered by the agreement.

          In connection with the strategic alliance and pursuant to a stock purchase agreement dated May 15, 2000, E*TRADE and certain entities affiliated with General Atlantic Partners, LLC also agreed to each purchase 2,000,000 shares of Wit Common Stock for $10.25 per share and received a warrant to purchase up to 2,000,000 shares of Wit Common Stock for $10.25 per share. The warrant is not exercisable until July 2003, subject to certain limited early vesting provisions. The Issuer granted to E*TRADE piggyback and demand registration rights with respect to the shares of Wit Common Stock to be issued to E*TRADE.

          Pursuant to a standstill agreement dated May 15, 2000, by and between E*TRADE and the Issuer, E*TRADE has agreed for a period of six years and six months after the completion of the merger, not to (i) acquire or beneficially own an aggregate of 19.9% or more of any class of voting securities of the Issuer; (ii) make, or in any way participate in, any solicitation of proxies or become a participant in any election contest of the Issuer; or (iii) acquire, or offer to acquire, all or a substantial portion of the assets of the Issuer.

          On September, 26, 2000 E*TRADE entered into a share reallocation and escrow participation agreement with certain major shareholders of E*OFFERING in which such shareholders agreed to reallocate to E*TRADE 1,200,000 shares of Wit Common Stock they were to receive in the merger and to replace shares of Wit Common Stock that would otherwise have been placed into the escrow fund pursuant to the Merger Agreement on behalf of E*TRADE, with shares of common stock beneficially owned by them. The description contained in this Item 6 of the transactions contemplated by the share reallocation and escrow participation agreement is qualified in its entirety by reference to the full text of the share reallocation and escrow participation Agreement, a copy of which is attached to this Schedule 13D as Exhibit 10.4.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The following documents are to be filed as exhibits to this
          Schedule 13D:

            Exhibit No.                       Description
            -----------                       -----------
          2.1               Agreement and Plan of Merger by and among Wit
                            SoundView Group, Inc., Wit SoundView Corporation and
                            E*OFFERING Corp., dated as of May 15, 2000
          2.2               Amendment Agreement by and among Wit SoundView
                            Group, Inc., Wit SoundView Corporation and
                            E*OFFERING Corp., dated as of September 26, 2000
          10.1(a)+          Strategic Alliance Agreement, dated as of May 15,
               +++          2000, by and between E*TRADE Group, Inc. and Wit
                            SoundView Group, Inc.
          10.1(b)+          Amended and Restated Strategic Alliance Agreement,
                ++          dated as of September 26, 2000, by and between
                            E*TRADE Group, Inc. and Wit SoundView Group, Inc.
          10.2+++           Standstill Agreement, dated as of May 15, 2000, by
                            and between E*TRADE Group, Inc. and Wit SoundView
                            Group, Inc.
          10.3+++           Stock Purchase Agreement, dated as of May 15, 2000,
                            by and among E*TRADE Group, Inc., Wit SoundView
                            Group, Inc. and certain entities affiliated with General Atlantic Partners, LLC.
          10.4              Share Reallocation and Escrow Participation
                            Agreement dated as of September 30, 2000, by and among E*TRADE Group, Inc. and certain major shareholders of E*OFFERING Corp.

+ Confidential treatment has been requested for certain portions of this document.

++ Incorporated by reference to the post effective amendment to the registration statement on Form S-4 filed by Wit SoundView Group, Inc. on October 6, 2000.

+++ Incorporated by reference to the registration statement on Form S-4 filed by Wit SoundView Group, Inc. on July 24, 2000.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

October 26, 2000
--------------------------------------------------------------------------------
Date

/s/ Christos M. Cotsakos
--------------------------------------------------------------------------------
Signature

Christos M. Cotsakos, Chairman of the Board and Chief Executive Officer
--------------------------------------------------------------------------------
Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                  SCHEDULE A

            Executive Officers and Directors of E*TRADE Group, Inc.
            -------------------------------------------------------

Name and Title                      Present                      Wit Common                   Percentage of
                                    Principal                    Stock                        Issuers'
                                    Occupation                   Beneficially                 Outstanding
                                    Including Name               Owned                        Common Stock/1/
                                    of Employer
--------------------------------------------------------------------------------------------------------------------------------
Christos M. Cotsakos                E*TRADE Group,               1,926,769/2/                   1.75%
Chairman of the Board and           Group, Inc.
Chief Executive Officer             4500 Bohannon
                                    Drive
                                    Menlo Park,
                                    California
                                    94025

Jerry Gramaglia                     E*TRADE                        6,127/3/                   *
President and Chief Operating       Group, Inc.
Officer                             4500 Bohannon
                                    California
                                    94025

Judy Balint                         E*TRADE                        6,127/4/                   *
Chief International Officer         Group, Inc.
                                    4500 Bohannon
                                    Drive
                                    Menlo Park,
                                    California
                                    94025

Leonard Purkis                      E*TRADE                        6,127/5/                   *
Chief Financial Officer             Group, Inc.
                                    4500 Bohannon
                                    Drive
                                    Menlo Park,
                                    California
                                    94025

______________________

*  Represents less than one percent beneficial interest.

/1/ Based on 109,924,737 shares of common stock of the Issuer, which represents 78,856,516 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2000, plus 31,068,221 shares issued in connection with the transactions related to the acquisition of E*OFFERING Corp. by the Issuer.

/2/ Includes 8,042 shares beneficially owned by Mr. Cotsakos' daughter. Mr. Cotsakos disclaims any beneficial ownership of his daughter's shares. To E*TRADE's knowledge, Mr. Cotsakos has sole power to vote or direct the vote or to dispose or direct the disposition for these shares (except for his daughter's shares, for which he has no such power). Also includes 1,477,254 shares beneficially owned by E*TRADE eCommerce Fund L.P. (the "Fund"). Mr. Cotsakos is a managing member of E*TRADE Ventures I, LLC ("E*TRADE Ventures"), the general partner of the Fund. Mr. Cotsakos disclaims any beneficial ownership of the shares owned by the Fund, except to the extent of his pecuniary interest. Voting and dispositive power with respect to the shares owned by the Fund is shared with Tom Bevilacqua, the other managing member of E*TRADE Ventures.

/3/ To E*TRADE's best knowledge, Mr. Gramaglia has sole power to vote or direct the vote or to dispose or direct the disposition for these shares.

/4/ To E*TRADE's best knowledge, Ms. Balint has sole power to vote or direct the vote or to dispose or direct the disposition for these shares.

/5/ Beneficially owned by a revocable trust under which Mr. Purkis is a trustee. To E*TRADE's knowledge, Mr. Purkis has sole power to vote or direct the vote or to dispose or direct the disposition for these shares.

Name and Title                                         Present                      Wit Common                   Percentage of
                                                       Principal                    Stock                        Issuers'
                                                       Occupation                   Beneficially                 Outstanding
                                                       Including Name               Owned                        Common Stock/1/
                                                       of Employer
--------------------------------------------------------------------------------------------------------------------------------
Michael  Sievert                                       E*TRADE Group,                     0
Chief Sales and Marketing                              Inc.
Officer                                                4500 Bohannon
                                                       Drive
                                                       Menlo Park,
                                                       California
                                                       94025

Pamela Kramer                                          E*TRADE Group,                     0
Chief Content Officer                                  Inc.
                                                       4500 Bohannon
                                                       Drive
                                                       Menlo Park,
                                                       California
                                                       94025

Tom Bevilacqua                                         E*TRADE Group,                     1,614,760/6/                       1.47%
Chief Corporate Development and                        Inc.
Strategic Investment Officer                           4500 Bohannon
                                                       Drive
                                                       Menlo Park,
                                                       California
                                                       94025

Theodore J. Theophilos                                 E*TRADE Group,                     0
Chief Legal Affairs Officer                            Inc.
                                                       4500 Bohannon
                                                       Drive
                                                       Menlo Park,
                                                       California
                                                       94025

Joshua Levine                                          E*TRADE Group,                     0
Chief Information Officer                              Inc.
                                                       4500 Bohannon
                                                       Drive
                                                       Menlo Park,
                                                       California
                                                       94025

R. Jarrett Lilien                                      E*TRADE Group,                     0
Chief Brokerage Officer                                Inc.
                                                       4500 Bohannon
                                                       Drive
                                                       Menlo Park,
                                                       California
                                                       94025

____________________________
* Represents less than one present beneficial interest.

/6/ Includes 1,477,254 shares owned by E*TRADE eCommerce Fund L.P. (the "Fund"). Mr. Bevilacqua is a managing member of E*TRADE Ventures I, LLC ("E*TRADE Ventures"), the general partner of the Fund. Mr. Bevilacqua disclaims any beneficial ownership of the shares held by the Fund, except to the extent of his pecuniary interest. Voting and dispositive power with respect to those shares is shared with Christos Cotsakos, the other managing member of E*TRADE Ventures. To E*TRADE's best knowledge, Mr. Bevilacqua has sole power to vote or direct the vote or to dispose or direct the disposition for the remaining shares.

Name and Title                                         Present                      Wit Common                   Percentage of
                                                       Principal                    Stock                        Issuers'
                                                       Occupation                   Beneficially                 Outstanding
                                                       Including Name               Owned                        Common Stock/1/
                                                       of Employer
--------------------------------------------------------------------------------------------------------------------------------
Mitch Caplan                                           E*TRADE Group,                     0
Chief Banking Officer                                  Inc.
                                                       4500 Bohannon
                                                       Drive
                                                       Menlo Park,
                                                       California
                                                       94025

Connie Dotson                                          E*TRADE Group,                     6,127/7/                           *
Chief Service Quality Officer                          Inc.
                                                       4500 Bohannon
                                                       Drive
                                                       Menlo Park,
                                                       California
                                                       94025

Dennis Lundien                                         E*TRADE Group,                     3,830/8/                           *
Chief Internal Audit and Privacy                       Inc.
Officer                                                4500 Bohannon
                                                       Drive
                                                       Menlo Park,
                                                       California
                                                       94025

Chuck Thomson                                          E*TRADE Group,                     0
Chief People Officer                                   Inc.
                                                       4500 Bohannon
                                                       Drive
                                                       Menlo Park,
                                                       California
                                                       94025

Brigitte VanBaelen                                     E*TRADE Group,                     1,532/9/                           *
Chief Community Development Officer                    Inc.
                                                       4500 Bohannon
                                                       Drive
                                                       Menlo Park,
                                                       California
                                                       94025

Lewis E. Randall                                       Private                            0
Director                                               Investor

_________________

   /7/ Beneficially owned by a family trust under which Ms. Dotson is a trustee.
       To E*TRADE's knowledge, Ms. Dotson has sole power to vote or direct the vote or to dispose or direct the disposition for these shares.
   /8/ To E*TRADE's best knowledge, Mr. Lundien has sole power to vote or direct the vote or dispose or direct the disposition for these shares.

   /9/ To E*TRADE's best knowledge, Ms. VanBaelen has sole power to vote or direct the vote or to dispose or direct the disposition for these shares.

Name and Title                                         Present                      Wit Common                   Percentage of
                                                       Principal                    Stock                        Issuers'
                                                       Occupation                   Beneficially                 Outstanding
                                                       Including Name               Owned                        Common Stock/1/
                                                       of Employer
--------------------------------------------------------------------------------------------------------------------------------
Lester C.  Thurow*                                     Professor of                   0
Director                                               Management and
                                                       Economics
                                                       Massachusetts

                                                       Institute of
                                                       Technology
                                                       77
                                                       Massachusetts
                                                       Avenue
                                                       Cambridge,
                                                       Massachusetts
                                                       02139-4307

Peter Chernin                                          President and                  0
Director                                               Chief Operating
                                                       Officer
                                                       Fox
                                                       Entertainment
                                                       Group, Inc.
                                                       1211 Avenue of
                                                       the Americas
                                                       New York, New
                                                       York 10036

William A. Porter                                      Chairman                       22,978/10/                            *
Director                                               Emeritus
                                                       E*TRADE Group,
                                                       Inc.
                                                       4500 Bohannon
                                                       Drive
                                                       Menlo Park,
                                                       California
                                                       94025

Masayoshi Son                                          President and                  2,287,517/11/                      2.08%
Director                                               Chief Executive
                                                       Officer
                                                       SOFTBANK Corp.
                                                       24-1
                                                       Nihonbashi-Hakozakicho,
                                                       Chuo-Ku
                                                       Tokyo, Japan
                                                       103-8501

_________________

*Represents less than one percent beneficial interest.

   /10/ Beneficially owned by a revocable trust under which Mr. Porter is a trustee. To E*TRADE's knowledge, Mr. Porter has sole power to vote or direct the vote or to dispose or direct the disposition for these shares.

   /11/ Represents shares held by Softbank Technology Ventures V LP, Softbank
        Technology Ventures Advisors Fund V LP and Softbank Technology Entrepreneurs V LP. Mr. Son is the beneficial owner of approximately 38% of the outstanding stock of SOFTBANK Corporation, which is a member of the general partner of Softbank Technology Ventures V LP, Softbank Technology Ventures Advisors Fund V LP and Softbank Technology Entrepreneurs V LP, and accordingly Mr. Son may be deemed to be a beneficial owner of shares held by them.

Name and Title                                         Present                      Wit Common                   Percentage of
                                                       Principal                    Stock                        Issuers'
                                                       Occupation                   Beneficially                 Outstanding
                                                       Including Name               Owned                        Common Stock/1/
                                                       of Employer
--------------------------------------------------------------------------------------------------------------------------------
William E. Ford                                        Managing Member                    8,964,186/12/                        8.15%
Director                                               General
                                                       Atlantic
                                                       Partners, LLC
                                                       3 Pickwick Plaza
                                                       Greenwich,
                                                       Connecticut
                                                       06830

David Hayden                                           Chairman and                       0
Director                                               Founder
                                                       Critical Path
                                                       320 First Street
                                                       San Francisco,
                                                       California 94105

George Hayter                                          Partner                            0
Director                                               George Hayter
                                                       Associates

_________________________

   /12/ Represents shares beneficially owned by GAP Coinvestment Partners II,
        L.P., a Delaware limited partnership ("GAPCO II") and General Atlantic Partners 61, L.P., a Delaware limited partnership ("GAP 61"). 6,964,186 shares of Common Stock were acquired pursuant to the acquisition of E*OFFERING Corp. by the Issuer and 2,000,000 shares of Common Stock were acquired pursuant to a stock purchase on October 24, 2000. The general partner of GAP 61 is General Atlantic Partners, LLC, a Delaware limited liability company ("GAP LLC"). The 11 managing members of GAP LLC are also the 11 general partners of GAPCO II. Mr. Ford is a managing member of GAP LLC and a general partner of GAPCO II. GAP 61, GAPCO II and GAP LLC are a "group" under Rule 13d-5 of the Securities Exchange Act of 1934, as amended. Voting and dispositive power over these shares is shared among the managing members of GAP LLC and the general partners of GAPCO II. The other ten managing members of GAP LLC and general partners of GAPCO II are Steven A. Denning, David C. Hodgson, William O. Grabe, Clifton S. Robbins, Peter L. Bloom, Franchon M. Smithson, Rene M. Kern, Mark F. Dzialga, John Wong and Matthew Nimetz. None of these individuals hold any shares in their individual capacity. Mr. Ford and these other individuals disclaim any beneficial ownership of these shares, except to the extent of their pecuniary interest.